

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2014

Via E-mail
Mr. W. Scott Emerick
Chief Financial Officer
Park-Ohio Holdings Corp.
6065 Parkland Blvd.
Cleveland, OH 44124

> **Re:** **Park-Ohio Holdings Corp.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 15, 2013**
> **File No. 0-3134**

Dear Mr. Emerick:

We have reviewed your response letter dated November 27, 2013 and have the following comment.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17
Compensation Components, page 19

1.   We note your response to comment nine of our letter dated October 31, 2013. In future filings, please include a discussion of how you determined the amount of the annual bonus to pay to each of the named executive officers, including the specific financial performance, individual leadership characteristics and internal equitable considerations that were considered for each named executive officer. Please disclose this information on an officer-by-officer basis.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar at (202) 551-3787 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief